Exhibit 99.1

AuRico Gold Announces Election of Directors

TORONTO, May 9, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") announced the results of the vote for the election of Directors held at the Annual and Special Meeting of Shareholders on May 9, 2014. Detailed results are presented below.

Nominee	Votes For	Votes Withheld
	Number (Percent)	Number (Percent)
Luis M. Chavez	158,314,651 (97.96%)	3,298,294 (2.04%)
Richard M. Colterjohn	159,544,525 (98.72%)	2,068,420 (1.28%)
Mark J. Daniel	130,320,130 (80.64%)	31,292,815 (19.36%)
Patrick D. Downey	160,946,656 (99.59%)	666,289 (0.41%)
Alan R. Edwards	156,395,207 (96.77%)	5,217,738 (3.23%)
Scott G. Perry	161,202,858 (99.75%)	410,087 (0.25%)
Ronald E. Smith	130,646,555 (80.84%)	30,966,390 (19.16%)
Joseph G. Spiteri	161,099,965 (99.68%)	512,980 (0.32%)

The formal report on voting results with respect to all matters voted upon at the Meeting will also be filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse
Executive Vice President & Chief Financial Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 15:52e 09-MAY-14